[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 27, 2012

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	CVR Energy, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 28, 2012
File No. 001-03342

Dear Mr. Duchovny:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 5, 2012 (the “SEC Comment Letter”) regarding the above referenced Soliciting Materials filed pursuant to Rule 14a-12 (the “Soliciting Materials”) by CVR Energy, Inc. (the “Company”).

We have responded to each of the Staff’s comments below. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Soliciting Materials, unless otherwise indicated.

1.	Staff’s Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy solicitation materials or provided to the staff on a supplemental basis. We note your disclosure that (i) the acquisition of the Wynnewood refinery has resulted in synergies “significantly greater than originally expected,” (ii) you expect the relatively recent change in North American crude oil production to “allow the company to achieve superior margins and industry-leading returns well into the foreseeable future.” Provide the support described above, quantifying it to the extent possible.

Response: The Company acknowledges the Staff’s comment and is of the opinion that there is ample support for the above referenced statements in the Soliciting Materials. Regarding the synergies from the acquisition of the Wynnewood refinery, the Soliciting Materials state that the Company has “been able to leverage [its] aggressively-managed crude oil procurement effort along with [its] growing crude oil gathering and logistics business to reduce the cost of crude oil.” The Company believes there is ample support

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

April 27, 2012

for this statement based, among other things, on its observed fact that it has experienced greater than expected increases in both its crude supply rate and its crude differential as compared to its original estimates; these increases contribute to a synergy amount that is greater than previously expected. For example, the Company expects to exceed its original estimate of crude supply rate by 1,500 to 2,000 barrels per day and expects to improve its crude differentials by approximately $3 per barrel, compared to its previous forecast.

The Soliciting Materials also provide support regarding the Company’s margins and returns by referencing the increasing production of North American crude oil coming from Canada, the Rockies and the mid-continent regions of the United States, which benefits the Company due to the location of its refineries and its growing crude oil gathering and logistics business. Specifically, the increased production is depressing the West Texas Intermediate (“WTI”) crude price at Cushing, Oklahoma because of a lack of logistics capacity to move crude to the Gulf Coast. As a result, the Company and other WTI based refiners can obtain crude at a lower cost than Gulf Coast refiners. This is reflected in the NYMEX 2-1-1 crack spreads currently being observed, which are greater than previous forecasts.

2.	Staff’s Comment: Please provide us with supplemental support for the disclosure relating to the Macquarie Equities Research March 7, 2012 report.

Response: The Company acknowledges the Staff’s comment. In its March 7, 2012 report, Macquarie Equities Research stated that it saw “greater uncertainties ahead for CVR Energy (CVI US) due primarily to risks associated with the outstanding tender offer at US$30.00/sh from affiliates of Carl Icahn” and that it was “taking a more cautious view on CVI until the market receives greater clarity over the outcome of the offer.” The March 7 report went on to state that while “CVI generated significant market momentum over the past year . . . . the circumstances surrounding Icahn’s offer could deflate that momentum given uncertainties over the risks and value proposition to shareholders.” In its March 13, 2012 Oil Refining Weekly, Macquarie Equities Research reaffirmed that it downgraded the Company to neutral and reduced its price target “on greater uncertainties ahead due primarily to risks associated with the outstanding tender offer at US$30.00/sh from affiliates of Carl Icahn.”

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (212) 403-1378 or BMRoth@wlrk.com, or Andrew R. Brownstein at (212) 403-1233 or ARBrownstein@wlrk.com.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

April 27, 2012

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Cc:	Edmund S. Gross
Senior Vice President, General Counsel and Secretary
CVR Energy, Inc.